Exhibit 99.1

Alibaba Group Announces December Quarter 2016 Results
Revenue up 54% Year-over-year

Hangzhou, China, January 24, 2017 — Alibaba Group Holding Limited (NYSE: BABA) today announced its financial results for the quarter ended December 31, 2016.

“Our robust December quarter demonstrates the strength of the Chinese consumer and Alibaba’s ability to create value across our vast ecosystem,” said Daniel Zhang, Chief Executive Officer of Alibaba Group. “The 11.11 Shopping Festival featured Alibaba at its best, integrating commerce, entertainment and social engagement, all happening globally at record scale. We are driving the age of ‘New Retail,’ which leverages big data and innovation to provide a seamless online and offline experience for nearly half a billion mobile monthly active users. This retail transformation will make it even easier and more efficient for brands and retailers to engage with these consumers anywhere, anytime.”

“We reported another excellent quarter, with robust revenue growth of 54%. With three quarters of the year coming in ahead of expectations, we are adjusting up our 2017 fiscal year revenue guidance from 48% to 53% year-over-year growth,” said Maggie Wu, Chief Financial Officer of Alibaba Group. “This quarter we generated US$4.9 billion in free cash flow on a non-GAAP basis1, enabling us to continue investing in growth areas globally, including cloud computing, digital media and entertainment and innovation initiatives, as well as core commerce.”

BUSINESS HIGHLIGHTS

In the quarter ended December 31, 2016:

•                  Revenue was RMB53,248 million (US$7,669 million), an increase of 54% year-over-year.

•                  Revenue from core commerce increased 45% year-over-year to RMB46,576 million (US$6,708 million).

•                  Revenue from cloud computing increased 115% year-over-year to RMB1,764 million (US$254 million).

•                  Revenue from digital media and entertainment increased 273% year-over-year to RMB4,063 million (US$585 million).

•                  Revenue from innovation initiatives and others increased 61% year-over-year to RMB845 million (US$122 million).

1                   For the quarter ended December 31, 2016, net cash provided by operating activities was RMB37,416 million (US$5,389 million) and non-GAAP free cash flow was RMB34,122 million (US$4,915 million).

•                  Mobile MAUs on our China retail marketplaces reached 493 million in December, an increase of 43 million over September, while annual active buyers on our China retail marketplaces reached 443 million, an increase of 4 million from the 12-month period ended in September.

•                  The number of paying customers of our cloud computing business grew to 765,000 from 651,000 in the previous quarter.  Operating loss from cloud computing was RMB339 million (US$49 million) and adjusted EBITA loss was RMB92 million (US$13 million).

•                  Net income was RMB17,157 million (US$2,471 million), income from operations was RMB20,664 million (US$2,976 million) and adjusted EBITDA was RMB27,021 million (US$3,892 million). Operating margin was 39%, adjusted EBITDA margin was 51% and adjusted EBITA margin for core commerce was 64%.

•                  Diluted EPS was RMB6.94 (US$1.00) and non-GAAP diluted EPS was RMB9.02 (US$1.30).

•                  Net cash provided by operating activities was RMB37,416 million (US$5,389 million) and non-GAAP free cash flow was RMB34,122 million (US$4,915 million).

BUSINESS AND STRATEGIC UPDATES

Core Commerce

Taobao — personalized data powering higher consumer engagement. Taobao App’s highly relevant and engaging content continues to drive mobile user growth, with our China retail marketplaces adding 43 million MAUs from September to 493 million MAUs in December.  Consumers are engaging with our Taobao platform to experience social commerce and obtain consumer information, reflecting user behavior beyond conducting transactions and demonstrating the substantial marketing value of the platform to brands and merchants. By leveraging data to deliver a personalized experience, we continue to drive increasing traffic, strong user engagement and higher consumer mind share.

Tmall — another record breaking 11.11. The 2016 11.11 Global Shopping Festival was another record breaking event. The success of the festival demonstrated the scale, capabilities and strength of the infrastructure we have been building for future commerce. We recorded RMB120.7 billion (US$17.4 billion) in GMV settled through Alipay on our marketplaces, of which 82% was generated from mobile.  Our technology infrastructure processed around 175,000 peak orders per second. Cainiao Network helped merchants and third-party logistics companies process over 657 million delivery orders with a higher level of consumer satisfaction than prior years.

International expansion — laying the foundation for long-term growth. Our cross-border and international consumer businesses saw robust growth during the quarter. These businesses comprise Tmall Global for cross-border imports, AliExpress for cross-border exports, and Lazada for the Southeast Asia market. We continue to see opportunities in overseas markets where we bring a unique value proposition to merchants and consumers. For instance, Tmall Global provides global brands, retailers, small businesses and farmers from economies around the world access to over 440 million Chinese consumers on our platform. Further, we continue to invest in the commerce infrastructure in emerging markets, such as Southeast Asia, to expand merchant and consumer opportunities and capture the long-term growth potential of cross-border and local trade.

Achievements in anti-counterfeiting. More than 100,000 brands do business on Alibaba’s marketplaces — a clear demonstration of the trust that they place in us. Over the past year, our anti-counterfeiting initiatives have produced effective results and more brands have decided to proactively work with us in joint anti-counterfeiting initiatives. Recently we formed a coalition with about twenty major brands to leverage our big data capabilities to crack down on counterfeiting. These brands include Louis Vuitton, Samsung, Swarovski, Mars, Inc. and Ford Motor Company.

Cloud Computing

Paying customers for cloud computing grew to 765,000, an increase of about 114,000 from last quarter, driving revenue to RMB1,764 million (US$254 million) during the quarter, reflecting a 115% year-over-year growth. Alibaba Cloud’s top priority remains expanding market leadership. We will continue to invest in customers through more cost effective solutions for standard products as well as developing and deploying more sophisticated value-added products and services.

Alibaba Cloud expanded its global footprint with new data center launches in Japan, Germany, the Middle East and Australia during the quarter. Its international expansion will provide customers worldwide with greater access to its diverse offerings, including elastic computing, data storage and cloud security services.

Digital Media and Entertainment

In November, we consolidated the Digital Media and Entertainment businesses under a single management team to realize greater synergies within the segment and with other Alibaba businesses. For instance, Youku Tudou participated in the 11.11 Global Shopping Festival for the first time and showcased live streaming of the Countdown Gala Celebration to millions of users on the Youku Tudou App.

We maintained our competitive position in digital entertainment in China through a combination of licensed premium content as well as self-produced and joint-produced programming, achieving synergies across our entertainment platforms on both mobile and living room screens.

New Retail Strategy and Investments

“New Retail” leverages our substantial consumer reach and our capabilities in big data technology to transform traditional retail by addressing the increasingly sophisticated needs of consumers and improving efficiency across the entire value chain of brands and retailers. Our New Retail strategy will enable us to tap into the entire US$4.8 trillion retail sector in China by eliminating the distinction between online and offline commerce, as Chinese consumers today engage in commerce anywhere, any time with the help of mobile phones.  To this end, we are partnering with brick-and-mortar retailers in different verticals through equity investments and deeper operational integration, which will allow us to deploy our proprietary omni-channel solutions to create a seamless shopping experience for consumers.

Sanjiang Shopping Club — In November 2016, we agreed to invest RMB2.1 billion (US$302 million) for a 35% equity stake (including shares and convertible bonds) in Sanjiang Shopping Club, one of the leading neighborhood grocery chains in Zhejiang Province. Enabled by Alibaba’s technology solutions, Sanjiang plans to pilot a new shopping format at its local grocery stores to enhance the shopping experience for fresh and perishable products.

Intime Retail Group — On January 10, 2017, we announced an offer to acquire a controlling stake in Intime Retail Group, a leading department store operator in China with 29 department stores and 17 shopping malls.  We expect that the maximum amount of cash required for the transaction will be approximately HK$19.8 billion (US$2.6 billion).

Olympic Partnership

On January 19, 2017, we and the International Olympic Committee launched a historic long-term partnership through 2028.  Joining The Olympic Partner (TOP) worldwide sponsorship program, Alibaba has become the official “Cloud Services” and “E-Commerce Platform Services” Partner.

Updates on Equity Investees and Others

Cainiao Network — data enabled logistics. Cainiao Network’s data-driven approach enables it to power its delivery network with improving scale and efficiency.  During the December quarter, Cainiao Network’s platform enabled the delivery of an average of 57 million packages per day.

Koubei — Local Services. Koubei, our local services joint venture with Ant Financial, generated RMB73.1 billion (US$10.5 billion) in payment volume transacted through Alipay during the December quarter, representing a 52% increase over the prior quarter. In January 2017, Koubei completed a US$1.1 billion equity financing led by Silver Lake, CDH Investments, Yunfeng Capital and Primavera Capital.  This transaction provides Koubei with a strong capital base to execute on its aggressive growth strategy.

Positive Social Impact. Through volunteer work by Alibaba employees, we recently created the “Reunion” platform to help locate missing children across China.  The Reunion platform is an ecosystem of connected Alibaba and partner mobile apps that provides the infrastructure for law enforcement authorities to receive crowd-sourced information from the public in order to more effectively conduct searches for missing children.  Participating mobile apps include our Taobao App and AutoNavi map app as well as Weibo.  From the implementation of the platform in mid-2016 to the end of the year, law enforcement authorities have successfully located 611 missing children based on issued 648 alerts broadcasted to the ecosystem of mobile users (a 94% success rate).

Cash Flow from Operating Activities and Free Cash Flow

In the December quarter, net cash provided by operating activities was RMB37,416 million (US$5,389 million).  We generated RMB34,122 million (US$4,915 million) in non-GAAP free cash flow, representing 44% year-over-year growth.  A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

KEY OPERATIONAL METRICS:*

	December 31,	September 30,	December 31,	% Change
	2015	2016	2016	YoY	QoQ

China Commerce Retail:
Annual active buyers(1) (in millions)	407	439	443	9%	1%
Mobile monthly active users (MAUs)(2) (in millions)	393	450	493	25%	10%
Cloud Computing:
Paying customers(3) (in thousands)	383	651	765	100%	18%

*                 For definitions of terms used but not defined in this results announcement, please refer to our annual report on Form 20-F for the fiscal year ended March 31, 2016.

(1)         For the twelve months ended on the respective dates.

(2)         For the month ended on the respective dates.

(3)         As of the respective dates.

SUMMARY FINANCIAL RESULTS:

	Three months ended December 31,
	2015	2016
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	34,543	53,248	7,669	54%

Income from operations	12,434	20,664	2,976	66%
Operating margin	36%	39%
Adjusted EBITDA(2)	19,111	27,021	3,892	41%
Adjusted EBITDA margin(2)	55%	51%
Adjusted EBITA(2)	18,072	25,669	3,697	42%
Adjusted EBITA margin(2)	52%	48%

Net income	12,456	17,157	2,471	38%
Non-GAAP net income(2)	16,575	22,491	3,239	36%

Diluted earnings per share/ADS (EPS)	4.90	6.94	1.00	42%
Non-GAAP diluted EPS(2)	6.52	9.02	1.30	38%

	Nine months ended December 31,
	2015	2016
	RMB	RMB	US$(1)	YoY % Change
	(in millions, except percentages and per share amounts)

Revenue	76,959	119,694	17,240	56%

Income from operations	23,990	38,523	5,548	61%
Operating margin	31%	32%
Adjusted EBITDA(2)	40,842	57,859	8,333	42%
Adjusted EBITDA margin(2)	53%	48%
Adjusted EBITA(2)	38,162	54,021	7,781	42%
Adjusted EBITA margin(2)	50%	45%

Net income	65,975	31,374	4,519	(52)%
Non-GAAP net income(2)	35,235	47,431	6,831	35%

Diluted earnings per share/ADS (EPS)	25.75	12.85	1.85	(50)%
Non-GAAP diluted EPS(2)	13.77	19.10	2.75	39%

(1)         This results announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) for the convenience of the reader. Unless otherwise stated, all translations of RMB into US$ were made at RMB6.9430 to US$1.00, the exchange rate on December 31, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board. The percentages stated in this announcement are calculated based on the RMB amounts.

(2)         See the sections entitled “Information about Segments”, “Non-GAAP Financial Measures” and “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” for more information about the non-GAAP measures referred to within this results announcement.

INFORMATION ABOUT SEGMENTS

The table below sets forth selected financial information of our operating segments for the periods indicated:

	Three months ended December 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	46,576	1,764	4,063	845	—	53,248	7,669

Income (loss) from operations	27,439	(339)	(3,196)	(1,450)	(1,790)	20,664	2,976
Add: Share-based compensation expense	1,590	246	344	502	1,062	3,744	539
Add: Amortization of intangible assets	601	1	421	163	75	1,261	182
Adjusted EBITA	29,630	(92)	(2,431)	(785)	(653)	25,669	3,697
Adjusted EBITA margin	64%	(5)%	(60)%	(93)%		48%

	Three months ended December 31, 2015
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	32,111	819	1,088	525	—	34,543

Income (loss) from operations	18,928	(712)	(1,019)	(2,363)	(2,400)	12,434
Add: Share-based compensation expense	1,625	379	222	1,237	907	4,370
Add: Amortization of intangible assets	191	1	382	165	74	813
Add: Impairment of goodwill	—	—	—	—	455	455
Adjusted EBITA	20,744	(332)	(415)	(961)	(964)	18,072
Adjusted EBITA margin	65%	(41)%	(38)%	(183)%		52%

*                 Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

**          Please see the end of this results announcement for information about segments for the nine months ended December 31, 2016.

DECEMBER QUARTER OPERATIONAL AND FINANCIAL RESULTS

Revenue

Revenue for the quarter ended December 31, 2016 was RMB53,248 million (US$7,669 million), an increase of 54% compared to RMB34,543 million in the same quarter of 2015.  The increase was mainly driven by the robust revenue growth of our China commerce retail business, Alibaba Cloud as well as the consolidation of newly acquired businesses (mainly Youku Tudou and Lazada). The strong revenue growth of China commerce retail business reflects our continuing efforts to enhance our social commerce platform by providing better user experience enabled by data technology.

The following table sets forth a breakdown of our revenue by segment for the periods indicated:

	Three months ended December 31,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY% Change
	(in millions, except percentages)
Core commerce:
China commerce retail	28,714	83%	40,802	5,877	77%	42%
China commerce wholesale	1,162	3%	1,514	218	3%	30%
International commerce retail	632	2%	2,452	353	4%	288%
International commerce wholesale	1,430	4%	1,554	224	3%	9%
Others	173	1%	254	36	0%	47%
Total core commerce	32,111	93%	46,576	6,708	87%	45%

Cloud computing	819	2%	1,764	254	3%	115%
Digital media and entertainment	1,088	3%	4,063	585	8%	273%
Innovation initiatives and others	525	2%	845	122	2%	61%
Total	34,543	100%	53,248	7,669	100%	54%

Core commerce segment

•                  China commerce retail business

Revenue — Revenue from our China commerce retail business in the quarter ended December 31, 2016 was RMB40,802 million (US$5,877 million), or 77% of total revenue, an increase of 42% compared to RMB28,714 million in the same quarter of 2015. The increased revenue was due to robust growth of online marketing service revenue, as well as growth in commission revenue.  Online marketing service revenue grew by 47% year-over-year, which was driven primarily by increases in the volume of clicks, reflecting our ability to deliver more relevant content to consumers through our improved data technology. This growth resulted in higher average spending on our online marketing services by an increasing number of brands and merchants. Commission revenue, representing 30% of China commerce retail revenue in the quarter ended December 31, 2016, grew by 32% year-over-year, reflecting robust GMV growth.

Mobile revenue from the China commerce retail business in the quarter ended December 31, 2016 was RMB32,451 million (US$4,674 million), or 80% of our China commerce retail revenue, an increase of 73% compared to RMB18,746 million, or 65% of the China commerce retail revenue, in the same quarter of 2015.

As a result of the foregoing, our annual China commerce retail revenue per annual active buyer increased from RMB184 for the quarter ended December 31, 2015 to RMB241 (US$35) for the quarter ended December 31, 2016, and mobile revenue per mobile MAU grew from RMB108 for the quarter ended December 31, 2015 to RMB166 (US$24) for the quarter ended December 31, 2016.

Annual China Retail Revenue/Annual Active Buyer*	Annual China Retail Mobile Revenue/Mobile MAU**
(in RMB)	(in RMB)

*                 China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

**          Annual mobile revenue per mobile MAU from China commerce retail is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.

Mobile MAUs — Mobile MAUs on our China retail marketplaces grew to 493 million in the month ended December 31, 2016, compared to 450 million in the month ended September 30, 2016, representing a net addition of 43 million MAUs in the quarter and a 25% increase from 393 million in the month ended December 31, 2015. The growth in mobile MAUs in this quarter was primarily due to the continuing success of our efforts to provide highly relevant and engaging content to increase user engagement on our mobile platforms.

Annual active buyers — Our China retail marketplaces had 443 million annual active buyers in the 12 months ended December 31, 2016, compared to 439 million in the 12 months ended September 30, 2016, representing a net addition of 4 million annual active buyers from the prior quarter, and compared to 407 million in the 12 months ended December 31, 2015, representing an increase of 9% year-over-year. Average annual spend per active buyer for the 12 months ended December 31, 2016 continued to increase from prior quarters.

•                  China commerce wholesale business — Revenue from our China commerce wholesale business in the quarter ended December 31, 2016 was RMB1,514 million (US$218 million), an increase of 30% compared to RMB1,162 million in the same quarter of 2015. The increase was primarily due to an increase in the average revenue from paying members and also to an increase in the number of paying members on our 1688.com platform.

•                  International commerce retail business — Revenue from our international commerce retail business in the quarter ended December 31, 2016 was RMB2,452 million (US$353 million), an increase of 288% compared to RMB632 million in the same quarter of 2015. The increase was primarily due to the consolidation of Lazada starting from mid-April 2016 and also due to the growth in revenue generated from AliExpress.

•                  International commerce wholesale business — Revenue from our international commerce wholesale business in the quarter ended December 31, 2016 was RMB1,554 million (US$224 million), an increase of 9% compared to RMB1,430 million in the same quarter of 2015. The increase was due to growth in revenue generated by the import/export related value-added services.

Cloud computing

Revenue from our cloud computing business in the quarter ended December 31, 2016 was RMB1,764 million (US$254 million), an increase of 115% compared to RMB819 million in the same quarter of 2015, primarily driven by an increase in the number of paying customers to 765,000, representing a year-over-year increase of 100%, and also by an increase in their usage of our cloud computing services including more complex offerings, such as our content delivery network and database services.

Digital media and entertainment

Revenue from our digital media and entertainment business in the quarter ended December 31, 2016 was RMB4,063 million (US$585 million), an increase of 273% compared to RMB1,088 million in the same quarter of 2015. The increase was primarily due to the consolidation of Youku Tudou, and also to an increase in revenue from mobile value-added services provided by UCWeb, such as mobile search, news feeds and game publishing.

Innovation initiatives and others

Revenue from innovation initiatives and others in the quarter ended December 31, 2016 was RMB845 million (US$122 million), an increase of 61% compared to RMB525 million in the same quarter of 2015, primarily due to an increase in revenue from YunOS and other new initiatives.

Costs and Expenses

The following tables set forth a breakdown of our costs and expenses, share-based compensation expense and costs and expenses excluding share-based compensation expense by function for the periods indicated.

	Three months ended December 31,					% of
	2015		2016			Revenue
	RMB	% of Revenue	RMB	US$	% of Revenue	YoY change
	(in millions, except percentages)
Costs and expenses:
Cost of revenue	10,951	32%	19,126	2,755	36%	4%
Product development expenses	3,749	11%	4,420	636	8%	(3)%
Sales and marketing expenses	3,641	11%	4,490	647	9%	(2)%
General and administrative expenses	2,500	7%	3,287	473	6%	(1)%
Amortization of intangible assets	813	2%	1,261	182	2%	0%
Impairment of goodwill	455	1%	—	—	—	(1)%
Total costs and expenses	22,109	64%	32,584	4,693	61%	(3)%

Share-based compensation expense by function:
Cost of revenue	1,467	4%	590	85	1%	(3)%
Product development expenses	1,561	5%	1,591	229	3%	(2)%
Sales and marketing expenses	492	2%	386	55	1%	(1)%
General and administrative expenses	850	2%	1,177	170	2%	0%
Total share-based compensation expense	4,370	13%	3,744	539	7%	(6)%

Costs and expenses excluding share-based compensation expense:
Cost of revenue	9,484	28%	18,536	2,670	35%	7%
Product development expenses	2,188	6%	2,829	407	5%	(1)%
Sales and marketing expenses	3,149	9%	4,104	592	8%	(1)%
General and administrative expenses	1,650	5%	2,110	303	4%	(1)%
Amortization of intangible assets	813	2%	1,261	182	2%	0%
Impairment of goodwill	455	1%	—	—	—	(1)%
Total costs and expenses excluding share-based compensation expenses	17,739	51%	28,840	4,154	54%	3%

Cost of revenue — Cost of revenue in the quarter ended December 31, 2016 was RMB19,126 million (US$2,755 million), compared to RMB10,951 million in the same quarter of 2015. Without the effect of share-based compensation expense, cost of revenue as a percentage of revenue would have increased from 28% in the quarter ended December 31, 2015 to 35% in the quarter ended December 31, 2016. The increase was primarily due to an increase in content acquisition costs of Youku Tudou, costs of inventory of Lazada and logistics costs associated with Tmall Supermarket.

Product development expenses — Product development expenses in the quarter ended December 31, 2016 were RMB4,420 million (US$636 million), compared to RMB3,749 million in the same quarter of 2015. Without the effect of share-based compensation expense, product development expenses as a percentage of revenue would have decreased from 6% in the quarter ended December 31, 2015 to 5% in the quarter ended December 31, 2016, reflecting operating leverage.

Sales and marketing expenses — Sales and marketing expenses in the quarter ended December 31, 2016 were RMB4,490 million (US$647 million), compared to RMB3,641 million in the same quarter of 2015. Without the effect of share-based compensation expense, sales and marketing expenses as a percentage of revenue would have decreased from 9% in the quarter ended December 31, 2015 to 8% in the quarter ended December 31, 2016, reflecting operating leverage.

General and administrative expenses — General and administrative expenses in the quarter ended December 31, 2016 were RMB3,287 million (US$473 million), compared to RMB2,500 million in the same quarter of 2015. Without the effect of share-based compensation expense, general and administrative expenses as a percentage of revenue would have decreased from 5% in the quarter ended December 31, 2015 to 4% in the quarter ended December 31, 2016, reflecting operating leverage.

Share-based compensation expense — Share-based compensation expense as percentage of revenue decreased to 7% in the quarter ended December 31, 2016 from 13% in same quarter of 2015. Total share-based compensation expense included in cost and expense items above in the quarter ended December 31, 2016 was RMB3,744 million (US$539 million), a decrease of 14% compared to RMB4,370 million in the same quarter of 2015. The following table sets forth our analysis of share-based compensation expense for the quarters indicated by type of share-based awards:

	Three months ended
	December 31, 2015		September 30, 2016		December 31, 2016
		% of		% of			% of	% Change
	RMB	Revenue	RMB	Revenue	RMB	US$	Revenue	YoY	QoQ
	(in millions, except percentages)
By type of awards:
Alibaba Group share-based awards granted to:
- Our employees	2,614	8%	2,910	8%	3,263	470	6%	25%	12%
- Ant Financial employees and other consultants(1)	671	2%	598	2%	(134)	(19)	0%	N/A	N/A
Ant Financial share-based awards granted to our employees(1)	1,071	3%	543	1%	433	62	1%	(60)%	(20)%
Others	14	0%	200	1%	182	26	0%	1,200%	(9)%
Total share-based compensation expense	4,370	13%	4,251	12%	3,744	539	7%	(14)%	(12)%

(1)                    Awards subject to mark-to-market accounting treatment and the related expenses were principally recorded under the “Innovation Initiatives and Others” segment.

Share-based compensation expense related to Alibaba Group share-based awards granted to our employees increased in this quarter compared to the previous quarter. The increase reflected the effect of the expense arising from new awards granted in this quarter. In addition, the reversal in share-based compensation expense reflected the mark-down of the fair value of Alibaba Group share-based awards granted to Ant Financial employees and other consultants, which are subject to mark-to-market accounting treatment.

We expect that our share-based compensation expense will continue to be affected by changes in the fair value of our shares and Ant Financial shares, as well as the quantity of awards we grant to our employees and consultants in the future. Due to the accounting treatment of Ant Financial share-based awards granted to our employees, if the fair value of Ant Financial equity continues to increase in the future, our share-based compensation expense will likely increase, although any such increase will be non-cash and will not result in any economic cost or equity dilution to our shareholders.

Amortization of intangible assets — Amortization of intangible assets in the quarter ended December 31, 2016 was RMB1,261 million (US$182 million), an increase of 55% from RMB813 million in the same quarter of 2015. The increase was due to an increase in intangible assets recognized arising from our strategic acquisitions and investments, including Lazada and Youku Tudou.

Income from operations and operating margin

Income from operations in the quarter ended December 31, 2016 was RMB20,664 million (US$2,976 million), or 39% of revenue, an increase of 66% compared to RMB12,434 million, or 36% of revenue, in the same quarter of 2015.

Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA increased by 41% to RMB27,021 million (US$3,892 million) in the quarter ended December 31, 2016, compared to RMB19,111 million in the same quarter of 2015. Adjusted EBITDA margin decreased to 51% in the quarter ended December 31, 2016 from 55% in the same quarter of 2015, mainly due to the consolidation of Youku Tudou and Lazada, partially offset by operating leverage achieved.  A reconciliation of net income to adjusted EBITDA is included at the end of this results announcement.

As many of our newly developed and acquired businesses have different cost structures and lower margins, we expect that our margin will be negatively impacted by these new businesses.

Adjusted EBITA and adjusted EBITA margin by segments

Adjusted EBITA and adjusted EBITA margin by segments are set forth in the table below. See the section entitled “Information about Segments” above for a reconciliation of income from operations to adjusted EBITA.

	Three months ended December 31,
	2015		2016
	RMB	% of Revenue	RMB	US$	% of Revenue
	(in millions, except percentages)

Core commerce	20,744	65%	29,630	4,268	64%
Cloud computing	(332)	(41)%	(92)	(13)	(5)%
Digital media and entertainment	(415)	(38)%	(2,431)	(350)	(60)%
Innovation initiatives and others	(961)	(183)%	(785)	(114)	(93)%

Core commerce segment — Adjusted EBITA increased by 43% to RMB29,630 million (US$4,268 million) in the quarter ended December 31, 2016, compared to RMB20,744 million in the same quarter of 2015. Adjusted EBITA margin decreased to 64% in the quarter ended December 31, 2016 from 65% in the same quarter of 2015, primarily due to the consolidation of Lazada and investment in Tmall Supermarket, partially offset by operating leverage.

Cloud computing segment — Adjusted EBITA in the quarter ended December 31, 2016 was a loss of RMB92 million (US$13 million), compared to a loss of RMB332 million in the same quarter of 2015. Adjusted EBITA margin improved to negative 5% in the quarter ended December 31, 2016 from negative 41% in the quarter ended December 31, 2015, primarily due to robust growth in revenue and economies of scale.

Digital media and entertainment segment — Adjusted EBITA in the quarter ended December 31, 2016 was a loss of RMB2,431 million (US$350 million), compared to a loss of RMB415 million in the same quarter of 2015. Adjusted EBITA margin was negative 60% in the quarter ended December 31, 2016, as compared to negative 38% in the quarter ended December 31, 2015, primarily due to the consolidation of Youku Tudou, partially offset by improved margins at UCWeb driven by the increase in revenue from mobile value-added services.

Innovation initiatives and others segment — Adjusted EBITA in the quarter ended December 31, 2016 was a loss of RMB785 million (US$114 million), compared to a loss of RMB961 million in the same quarter of 2015. Adjusted EBITA margin improved to negative 93% in the quarter ended December 31, 2016, compared to negative 183% in the quarter ended December 31, 2015, primarily due to increase in revenue from new business initiatives.

Interest and investment income, net

Interest and investment income, net in the quarter ended December 31, 2016 was RMB837 million (US$121 million), a significant decrease from RMB2,944 million in the same quarter of 2015. Interest and investment income, net in the quarter ended December 31, 2015 included a gain arising from the sale of our movie-related businesses to Alibaba Pictures, as well as gains from disposals of certain investments.

Other income, net

Other income, net in the quarter ended December 31, 2016 was RMB3,015 million (US$434 million), compared to RMB1,607 million in the same quarter of 2015. The increase was primarily due to an increase in foreign exchange gains. Other income, net included royalty fees and software technology service fees received from Ant Financial of RMB512 million (US$74 million) in the quarter ended December 31, 2016, compared to RMB502 million in the same quarter of 2015.

Income tax expenses

Income tax expenses in the quarter ended December 31, 2016 were RMB5,110 million (US$736 million), an increase of 44% compared to RMB3,559 million in the same quarter of 2015. Our effective tax rate was 21% in the quarter ended December 31, 2016, compared to 22% in the same quarter of 2015. Excluding share-based compensation expense, impairment of investments and other unrealized investment gain/loss, our effective tax rate would have been 18% in the quarter ended December 31, 2016, compared to 16% in the same quarter of 2015. The increase in our effective tax rate was primarily due to the consolidation of Youku and Lazada, which incurred significant losses before income tax.

Share of results of equity investees

Share of losses of equity investees in the quarter ended December 31, 2016 was RMB1,548 million (US$223 million), an increase of 213% compared to RMB495 million in the same quarter of 2015. We record our share of results of equity investees one quarter in arrears. Share of results of equity investees in the quarter ended December 31, 2016 consisted of the following:

	Three months ended
	December 31, 2015	September 30, 2016	December 31, 2016
	RMB	RMB	RMB	US$
	(in millions)
Share of profits (loss) of equity investees:
- Koubei	(105)	(3)	(237)	(34)
- Youku Tudou**	(81)	—	—	—
- Cainiao Network	(86)	(220)	(234)	(34)
- Other equity investees	87	(160)	(373)	(54)
Impairment loss	—	—	(245)	(35)
Others*	(310)	(184)	(459)	(66)
Total	(495)	(567)	(1,548)	(223)

*                 Others mainly include amortization of intangible assets of equity investees and share-based compensation expenses.

**          We began to consolidate the results of Youku Tudou starting in the quarter ended June 30, 2016, and consequently, ceased to account for our investment in Youku Tudou as an equity method investee.

The increase in share of results of equity investees during the quarter ended December 31, 2016 compared to the previous quarter was primarily due to an impairment loss on an equity investee, an increase in amortization of intangible assets of equity investees and an increase in share of losses of certain equity investees, including Koubei, in the quarter ended December 31, 2016. Koubei recognized a non-recurring income of RMB523 million in the quarter ended September 30, 2016, without recording this non-recurring income, our share of Koubei’s loss would have been RMB262 million in the previous quarter.

Net income and Non-GAAP net income

Our net income in the quarter ended December 31, 2016 was RMB17,157 million (US$2,471 million), an increase of 38% compared to RMB12,456 million in the same quarter of 2015. Excluding the non-cash revaluation gain, share-based compensation and certain other items, non-GAAP net income in the quarter ended December 31, 2016 was RMB22,491 million (US$3,239 million), an increase of 36% compared to RMB16,575 million in the same quarter of 2015. A reconciliation of net income to non-GAAP net income is included at the end of this results announcement.

Net income attributable to ordinary shareholders

Net income attributable to ordinary shareholders in the quarter ended December 31, 2016 was RMB17,855 million (US$2,572 million), an increase of 43% compared to RMB12,498 million in the same quarter of 2015.

Diluted EPS and non-GAAP diluted EPS

Diluted EPS in the quarter ended December 31, 2016 was RMB6.94 (US$1.00) on a weighted average of 2,571 million diluted shares outstanding during the quarter, an increase of 42% compared to RMB4.90 on a weighted average of 2,550 million diluted shares outstanding during the same quarter of 2015. Excluding the non-cash revaluation gain, share-based compensation and certain other items, non-GAAP diluted EPS in the quarter ended December 31, 2016 was RMB9.02 (US$1.30), an increase of 38% compared to RMB6.52 in the same quarter of 2015. A reconciliation of diluted EPS to non-GAAP diluted EPS is included at the end of this results announcement.

Cash, cash equivalents and short-term investments

As of December 31, 2016, cash, cash equivalents and short-term investments were RMB138,488 million (US$19,946 million), compared to RMB107,554 million as of September 30, 2016. The increase in cash, cash equivalents and short-term investments during the quarter ended December 31, 2016 was due to free cash flow generated from operations of RMB34,122 million (US$4,915 million).

Cash flow from operating activities and free cash flow

Net cash provided by operating activities in the quarter ended December 31, 2016 was RMB37,416 million (US$5,389 million), an increase of 43% compared to RMB26,230 million in the same quarter of 2015. Free cash flow, a non-GAAP measurement of liquidity, in the quarter ended December 31, 2016 was RMB34,122 million (US$4,915 million), compared to RMB23,719 million in the same quarter of 2015. A reconciliation of net cash provided by operating activities to free cash flow is included at the end of this results announcement.

Net cash used in investing activities

During the quarter ended December 31, 2016, net cash used in investing activities of RMB8,146 million (US$1,173 million) reflected cash outflow of RMB1,961 million (US$282 million) for investments, as well as capital expenditures of RMB7,301 million (US$1,052 million), which included cash outflow for acquisition of land use rights and construction in progress of RMB4,055 million (US$584 million).

Employees

As of December 31, 2016, we had a total of 46,819 employees, compared to 46,689 as of September 30, 2016 and 36,465 as of December 31, 2015.

OUTLOOK

For fiscal year 2017, we expect revenue to increase 53% year-over-year.

WEBCAST AND CONFERENCE CALL INFORMATION

Alibaba Group’s management will hold a conference call to discuss the financial results at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Hong Kong Time) on January 24, 2017.

Details of the conference call are as follows:

International: +65 6713 5090

U.S.: +1 845 675 0437

U.K.: +44 203 621 4779

Hong Kong: +852 3018 6771

Conference ID: 48066090

A live webcast of the earnings conference call can be accessed at http://www.alibabagroup.com/en/ir/earnings. An archived webcast will be available through the same link following the call. A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; conference ID: 48066090).

Our results announcement and accompanying slides are available at Alibaba Group’s Investor Relations website at http://www.alibabagroup.com/en/ir/home on January 24, 2017.

ABOUT ALIBABA GROUP

Alibaba Group’s mission is to make it easy to do business anywhere. The company aims to build the future infrastructure of commerce. It envisions that its customers will meet, work and live at Alibaba, and that it will be a company that lasts at least 102 years.

CONTACTS

Investor Relations Contact

Rob Lin

investor@alibabagroup.com

Media Contact

Robert Christie

bob.christie@alibaba-inc.com

SAFE HARBOR STATEMENTS

This announcement contains forward-looking statements.  These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements.  Among other things, statements that are not historical facts, including statements about Alibaba’s strategies and business plans, Alibaba’s beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as Alibaba’s strategic and operational plans, are or contain forward-looking statements.  Alibaba may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties.  A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Alibaba’s goals and strategies; Alibaba’s future business development; Alibaba’s ability to maintain the trusted status of its ecosystem, reputation and brand; risks associated with increased investments in Alibaba’s business and new business initiatives; risks associated with strategic acquisitions and investments; Alibaba’s ability to retain or increase engagement of consumers, merchants and other participants in its ecosystem and enable new offerings; Alibaba’s ability to maintain or grow its revenue or business; risks associated with limitation or restriction of services provided by Alipay; changes in laws, regulations and regulatory environment that affect Alibaba’s business operations; privacy and regulatory concerns; competition; security breaches; the continued growth of the e-commerce market in China and globally; risks associated with the performance of our business partners, including but not limited to Ant Financial; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing.  Further information regarding these and other risks is included in Alibaba’s filings with the SEC. All information provided in this results announcement is as of the date of this results announcement and are based on assumptions that we believe to be reasonable as of this date, and Alibaba does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with GAAP, we use the following non-GAAP financial measures: for our consolidated results, adjusted EBITDA (including adjusted EBITDA margin), adjusted EBITA (including adjusted EBITA margin), non-GAAP net income, non-GAAP diluted EPS and free cash flow; and for our segment results, adjusted EBITA (including adjusted EBITA margin).  For more information on these non-GAAP financial measures, please refer to the section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement.

We believe that adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS help identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income from operations, net income and diluted EPS.  We believe that adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income and non-GAAP diluted EPS provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in our financial and operational decision-making.  We consider free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic corporate transactions, including investing in our new business initiatives, making strategic investments and acquisitions and strengthening our balance sheet.  Adjusted EBITDA, adjusted EBITA, segmental adjusted EBITA, non-GAAP net income, non-GAAP diluted EPS and free cash flow should not be considered in isolation or construed as an alternative to income from operations, net income, diluted EPS, cash flows or any other measure of performance or as an indicator of our operating performance.  These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies.  Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data.

Adjusted EBITDA represents net income before (i) interest and investment income, net, other income, net, interest expenses, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expense, amortization, depreciation and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Adjusted EBITA represents net income before (i) interest and investment income, net, other income, net, interest expenses, income tax expenses and share of results of equity investees, and (ii) certain non-cash expenses, consisting of share-based compensation expenses, amortization and impairment of goodwill, which we do not believe are reflective of our core operating performance during the periods presented.

Non-GAAP net income represents net income before share-based compensation expense, amortization, impairment of goodwill and investments, gain on deemed disposals/disposals/revaluation of investments and amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial, as adjusted for the tax effects on non-GAAP adjustments.

Non-GAAP diluted EPS represents non-GAAP net income attributable to ordinary shareholders divided by the weighted average number of shares outstanding during the periods on a diluted basis, including accounting for the effects of the assumed conversion of convertible preference shares.

Free cash flow represents net cash provided by operating activities as presented in our consolidated cash flow statement less purchases of property and equipment and intangible assets (excluding acquisition of land use rights and construction in progress) and adjusted for changes in loan receivables relating to micro loans of the SME loan business (which we transferred to Ant Financial in February 2015) and others.  We present the adjustment for changes in loan receivables because such receivables are reflected under cash flow from operating activities, whereas the secured borrowings and other bank borrowings used to finance them are reflected under cash flows from financing activities, and accordingly, the adjustment is made to show cash flows from operating activities net of the effect of changes in loan receivables.

The section entitled “Information about Segments” and the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this results announcement have more details on the non-GAAP financial measures that are most directly comparable to GAAP financial measures and the related reconciliations between these financial measures.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED INCOME STATEMENTS

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Revenue	34,543	53,248	7,669	76,959	119,694	17,240
Cost of revenue	(10,951)	(19,126)	(2,755)	(24,793)	(43,993)	(6,336)
Product development expenses	(3,749)	(4,420)	(636)	(10,215)	(12,542)	(1,806)
Sales and marketing expenses	(3,641)	(4,490)	(647)	(8,446)	(11,982)	(1,726)
General and administrative expenses	(2,500)	(3,287)	(473)	(6,872)	(8,845)	(1,274)
Amortization of intangible assets	(813)	(1,261)	(182)	(2,188)	(3,809)	(550)
Impairment of goodwill	(455)	—	—	(455)	—	—

Income from operations	12,434	20,664	2,976	23,990	38,523	5,548
Interest and investment income, net	2,944	837	121	48,476	2,006	289
Interest expense	(475)	(701)	(101)	(1,436)	(1,995)	(287)
Other income, net	1,607	3,015	434	2,587	5,646	813

Income before income tax and share of results of equity investees	16,510	23,815	3,430	73,617	44,180	6,363
Income tax expenses	(3,559)	(5,110)	(736)	(6,624)	(9,223)	(1,328)
Share of results of equity investees	(495)	(1,548)	(223)	(1,018)	(3,583)	(516)

Net income	12,456	17,157	2,471	65,975	31,374	4,519
Net loss attributable to noncontrolling interests	42	698	101	120	1,654	238

Net income attributable to ordinary shareholders	12,498	17,855	2,572	66,095	33,028	4,757

Earnings per share attributable to ordinary shareholders
Basic	5.11	7.19	1.04	26.86	13.32	1.92
Diluted	4.90	6.94	1.00	25.75	12.85	1.85

Weighted average number of share used in calculating net income per ordinary share
Basic	2,446	2,485		2,461	2,479
Diluted	2,550	2,571		2,567	2,569

ALIBABA GROUP HOLDING LIMITED

REVENUE

The following table sets forth our revenue by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce(i)	32,111	46,576	6,708	70,880	102,310	14,736
Cloud computing(ii)	819	1,764	254	1,953	4,500	648
Digital media and entertainment(iii)	1,088	4,063	585	2,798	10,806	1,556
Innovation initiatives and others(iv)	525	845	122	1,328	2,078	300

Total	34,543	53,248	7,669	76,959	119,694	17,240

(i)	Revenue from core commerce is primarily generated from our China retail marketplaces, 1688.com, AliExpress, Alibaba.com and Lazada.com.
(ii)

Revenue from cloud computing is primarily generated from the provision of services, such as data storage, elastic computing, database and large scale computing services, as well as web hosting and domain name registration.

(iii)

Revenue from digital media and entertainment mainly represents advertising and subscription revenue generated from our digital entertainment business provided by Youku Tudou and mobile Internet services revenue from UCWeb businesses.

(iv)	Revenue from innovation initiatives and others mainly represents revenue generated by AutoNavi and YunOS, as well as fees from Ant Financial related to the SME loan business.

ALIBABA GROUP HOLDING LIMITED

INFORMATION ABOUT SEGMENTS

The following table sets forth our income (loss) from operations by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	18,928	27,439	3,952	40,420	57,680	8,308
Cloud computing	(712)	(339)	(49)	(1,998)	(1,176)	(169)
Digital media and entertainment	(1,019)	(3,196)	(460)	(3,274)	(7,296)	(1,051)
Innovation initiatives and others	(2,363)	(1,450)	(209)	(5,245)	(4,910)	(708)
Unallocated	(2,400)	(1,790)	(258)	(5,913)	(5,775)	(832)

Total	12,434	20,664	2,976	23,990	38,523	5,548

The following table sets forth our adjusted EBITA by segments for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Core commerce	20,744	29,630	4,268	45,343	63,853	9,197
Cloud computing	(332)	(92)	(13)	(1,086)	(307)	(44)
Digital media and entertainment	(415)	(2,431)	(350)	(1,609)	(4,831)	(696)
Innovation initiatives and others	(961)	(785)	(114)	(2,442)	(2,443)	(352)
Unallocated	(964)	(653)	(94)	(2,044)	(2,251)	(324)

Total	18,072	25,669	3,697	38,162	54,021	7,781

The table below sets forth selected financial information of our operating segments for the nine months ended December 31, 2016:

	Nine months ended December 31, 2016
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB	US$
	(in millions, except percentages)
Revenue	102,310	4,500	10,806	2,078	—	119,694	17,240

Income (loss) from operations	57,680	(1,176)	(7,296)	(4,910)	(5,775)	38,523	5,548
Add: Share-based compensation expense	4,517	866	1,036	1,974	3,296	11,689	1,683
Add: Amortization of intangible assets	1,656	3	1,429	493	228	3,809	550

Adjusted EBITA	63,853	(307)	(4,831)	(2,443)	(2,251)	54,021	7,781
Adjusted EBITA margin	62%	(7)%	(45)%	(118)%		45%

	Nine months ended December 31, 2015
	Core commerce	Cloud computing	Digital media and entertainment	Innovation initiatives and others	Unallocated*	Consolidated
	RMB	RMB	RMB	RMB	RMB	RMB
	(in millions, except percentages)
Revenue	70,880	1,953	2,798	1,328	—	76,959

Income (loss) from operations	40,420	(1,998)	(3,274)	(5,245)	(5,913)	23,990
Add: Share-based compensation expense	4,454	909	654	2,311	3,201	11,529
Add: Amortization of intangible assets	469	3	1,011	492	213	2,188
Add: Impairment of goodwill	—	—	—	—	455	455

Adjusted EBITA	45,343	(1,086)	(1,609)	(2,442)	(2,044)	38,162
Adjusted EBITA margin	64%	(56)%	(58)%	(184)%		50%

*                 Unallocated expenses are primarily related to corporate administrative costs and other miscellaneous items that are not allocated to individual segments.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,	As of December 31,
	2016	2016
	RMB	RMB	US$
	(note)
	(in millions)
Assets
Current assets:
Cash and cash equivalents	106,818	133,989	19,298
Short-term investments	4,700	4,499	648
Restricted cash and escrow receivables	1,346	1,004	145
Investment securities	4,178	3,308	476
Prepayments, receivables and other assets(i)	16,993	25,728	3,706
Total current assets	134,035	168,528	24,273

Investment securities	29,392	34,331	4,945
Prepayments, receivables and other assets(i)	5,837	7,864	1,132
Investment in equity investees	91,461	120,065	17,293
Property and equipment, net	13,629	19,899	2,866
Land use rights	2,876	4,718	680
Intangible assets	5,370	12,921	1,861
Goodwill	81,645	122,540	17,649
Total assets	364,245	490,866	70,699

Liabilities, Mezzanine Equity and Shareholders’ Equity
Current liabilities:
Current bank borrowings	4,304	4,655	670
Current portion of unsecured notes	—	9,024	1,300
Income tax payable	2,790	5,736	826
Escrow money payable	—	802	116
Accrued expenses, accounts payable and other liabilities	27,334	44,236	6,371
Merchant deposits	7,314	13,649	1,966
Deferred revenue and customer advances	10,297	14,494	2,088
Total current liabilities	52,039	92,596	13,337

Deferred revenue	418	518	74
Deferred tax liabilities	6,471	9,734	1,402
Non-current bank borrowings	1,871	30,884	4,448
Unsecured senior notes(i)	51,391	46,262	6,663
Other liabilities	2,166	1,313	189
Total liabilities	114,356	181,307	26,113

(i)             Certain reclassifications in prepayments, receivables and other assets and unsecured senior notes as of March 31, 2016 were retrospectively adjusted as a result of the adoption of a new accounting standard effective in the first quarter of fiscal 2017.

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS (CONTINUED)

	As of March 31,	As of December 31,
	2016	2016
	RMB	RMB	US$
	(in millions)

Commitments and contingencies	—	—	—
Mezzanine equity	350	3,547	511
Alibaba Group Holding Limited shareholders’ equity:
Ordinary shares	1	1	—
Additional paid-in capital	132,206	158,596	22,843
Treasury shares at cost	—	(2,823)	(407)
Restructuring reserve	(888)	(689)	(99)
Subscription receivables	(172)	(301)	(43)
Statutory reserves	3,244	4,022	579
Accumulated other comprehensive income	3,844	6,910	996
Retained earnings	78,752	97,969	14,110

Total Alibaba Group Holding Limited shareholders’ equity	216,987	263,685	37,979
Noncontrolling interests	32,552	42,327	6,096

Total equity	249,539	306,012	44,075

Total liabilities, mezzanine equity and equity	364,245	490,866	70,699

ALIBABA GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net cash provided by operating activities	26,230	37,416	5,389	51,754	69,580	10,022
Net cash used in investing activities	(14,271)	(8,146)	(1,173)	(35,438)	(75,329)	(10,850)
Net cash provided by (used in) financing activities	1,268	(710)	(103)	(14,856)	30,432	4,383
Effect of exchange rate changes on cash and cash equivalents	327	1,745	251	648	2,488	358

Increase in cash and cash equivalents	13,554	30,305	4,364	2,108	27,171	3,913
Cash and cash equivalents at beginning of period	96,747	103,684	14,934	108,193	106,818	15,385

Cash and cash equivalents at end of period	110,301	133,989	19,298	110,301	133,989	19,298

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our net income to adjusted EBITA and adjusted EBITDA for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net income	12,456	17,157	2,471	65,975	31,374	4,519
Less: Interest and investment income, net	(2,944)	(837)	(121)	(48,476)	(2,006)	(289)
Add: Interest expense	475	701	101	1,436	1,995	287
Less: Other income, net	(1,607)	(3,015)	(434)	(2,587)	(5,646)	(813)
Add: Income tax expenses	3,559	5,110	736	6,624	9,223	1,328
Add: Share of results of equity investees	495	1,548	223	1,018	3,583	516
Income from operations	12,434	20,664	2,976	23,990	38,523	5,548
Add: Share-based compensation expense	4,370	3,744	539	11,529	11,689	1,683
Add: Amortization of intangible assets	813	1,261	182	2,188	3,809	550
Add: Impairment of goodwill	455	—	—	455	—	—
Adjusted EBITA	18,072	25,669	3,697	38,162	54,021	7,781
Add: Depreciation and amortization of property and equipment and land use rights	1,039	1,352	195	2,680	3,838	552
Adjusted EBITDA	19,111	27,021	3,892	40,842	57,859	8,333

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our net income to non-GAAP net income for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)

Net income	12,456	17,157	2,471	65,975	31,374	4,519
Add: Share-based compensation expense	4,370	3,744	539	11,529	11,689	1,683
Add: Amortization of intangible assets	813	1,261	182	2,188	3,809	550
Add: Impairment of goodwill and investments	1,611	1,476	213	2,316	2,409	347
Less: Gain on deemed disposals/disposals/revaluation of investments and others	(2,959)	(1,161)	(168)	(47,101)	(1,743)	(251)
Add: Amortization of excess value receivable arising from the restructuring of commercial arrangements with Ant Financial	67	67	10	199	199	28
Adjusted for tax effects on non-GAAP adjustments*	217	(53)	(8)	129	(306)	(45)

Non-GAAP net income	16,575	22,491	3,239	35,235	47,431	6,831

*                 Tax effects on non-GAAP adjustments comprise of tax provisions on the amortization of intangible assets and certain gains on disposal of investments, as well as tax benefits from share-based awards.  Comparative figures were updated to conform with the current period presentation.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of our diluted EPS to non-GAAP diluted EPS for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions, except per share data)			(in millions, except per share data)
Net income attributable to ordinary shareholders — basic	12,498	17,855	2,572	66,095	33,028	4,757
Dilution effect on earnings arising from option plans operated by a subsidiary and an equity investee	—	(3)	—	—	(6)	(1)
Net income attributable to ordinary shareholders — diluted	12,498	17,852	2,572	66,095	33,022	4,756
Add: Non-GAAP adjustments to net income(a)	4,119	5,334	768	(30,740)	16,057	2,312

Non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS	16,617	23,186	3,340	35,355	49,079	7,068

Weighted average number of shares on a diluted basis	2,550	2,571		2,567	2,569
Diluted EPS(b)	4.90	6.94	1.00	25.75	12.85	1.85
Add: Non-GAAP adjustments to net income per share(c)	1.62	2.08	0.30	(11.98)	6.25	0.90

Non-GAAP diluted EPS(d)	6.52	9.02	1.30	13.77	19.10	2.75

(a)                     See the table above about the reconciliation of net income to non-GAAP net income for more information of these non-GAAP adjustments.

(b)                     Diluted EPS is derived from net income attributable to ordinary shareholders for computing diluted EPS divided by weighted average number of shares on a diluted basis.

(c)                      Non-GAAP adjustments to net income per share is derived from non-GAAP adjustments to net income divided by weighted average number of shares on a diluted basis.

(d)                     Non-GAAP diluted EPS is derived from non-GAAP net income attributable to ordinary shareholders for computing non-GAAP diluted EPS divided by weighted average number of shares on a diluted basis.

ALIBABA GROUP HOLDING LIMITED

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES (CONTINUED)

The table below sets forth a reconciliation of net cash provided by operating activities to free cash flow for the periods indicated:

	Three months ended December 31,			Nine months ended December 31,
	2015	2016		2015	2016
	RMB	RMB	US$	RMB	RMB	US$
	(in millions)			(in millions)
Net cash provided by operating activities	26,230	37,416	5,389	51,754	69,580	10,022
Less: Purchase of property and equipment and intangible assets (excluding land use rights and construction in progress)	(2,365)	(3,246)	(468)	(4,755)	(9,388)	(1,352)
Add: Changes in loan receivables, net and others	(146)	(48)	(6)	(108)	618	89

Free cash flow	23,719	34,122	4,915	46,891	60,810	8,759

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Annual active buyers

The table below sets forth the number of active buyers on our China retail marketplaces for the periods indicated:

	Twelve months ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016
	(in millions)
Annual active buyers	350	367	386	407	423	434	439	443

Mobile

The table below sets forth the mobile MAUs on our China retail marketplaces for the periods indicated:

	The month ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016
	(in millions)
Mobile MAUs	289	307	346	393	410	427	450	493

Revenue per active buyer / mobile revenue per mobile MAU

The table below sets forth information with respect to annual China commerce retail revenue per annual active buyer and annualized mobile revenue per mobile MAU from China commerce retail for the periods presented:

	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016
	(in RMB)
Annual China commerce retail revenue per annual active buyer(1)	171	171	174	184	189	202	215	241

Mobile revenue per mobile MAU from China commerce retail — Annualized(2)	62	76	87	108	123	140	151	166

(1)                                China commerce retail revenue per active buyer for each of the above periods is calculated by dividing the China commerce retail revenue for the last 12-month period by the annual active buyers for the same 12-month period.

(2)                                Mobile revenue per mobile MAU from China commerce retail, annualized is calculated by dividing mobile revenue from China commerce retail for the last 12-month period by the mobile MAUs at the end of the same period.

ALIBABA GROUP HOLDING LIMITED

SELECTED OPERATING DATA

Cloud computing paying customers

The table below sets forth the number of payment customers on Cloud computing for the periods indicated:

	Twelve months ended
	Mar 31, 2015	Jun 30, 2015	Sep 30, 2015	Dec 31, 2015	Mar 31, 2016	Jun 30, 2016	Sep 30, 2016	Dec 31, 2016
	(in thousands)
Paying customers	254	263	313	383	513	577	651	765